Incorporated in the Cayman Islands

Jianzhi Education Technology Group Company Limited

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share		Par Value
	Class A Ordinary	**USD**	**0.0001**

Date of Record	Certificate Number	% Paid
		100.00

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

______________________ Director ______________________ Director / Secretary